SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company or Eletrobras") informs its shareholders and the market that it was received, on October 10, 2016, the Official Letter of the BM&FBOVESPA No 3110/2016-SAE/GAE 2, asking for clarification about of news published on that date by the Agência Estado – Broadcast, as transcribed below:

[Free Translation of  the Official Letter BM&FBOVESPA 3110/2016-SAE/GAE 2]

“Ref.: Request for clarification about news published in the press

Dear Sirs,

In the news conveyed by Agência Estado – Broadcast, on 09/08/2016, it states, among other information, that:

1.      this state-owned company must reach a net debt/Ebitda ratio "slightly lower" to 4 times in a period of up to two years;

2.      for this reason, the company should act on two fronts: the improvement of the operational efficiency and divestments.

3.      the final figures of the goal of leverage, cost reduction and sale of assets will be defined later this month, when the state-owned company should complete the structuring of the new business plan, which will be evaluated by the board of directors on October 28.

We have not identified these information in the documents submitted by this company through the Empresas.NET system. In case of contradiction, please provide the document and the pages containing the information and the date and time in which they were sent.

It is important to stress that the company should disclose periodic, potential and all other information of interest to the market, through Sistema Empresas.NET, ensuring its wide and immediate dissemination and the fair treatment of its investors and other market participants.

That said, we would like to enquire about the checked item, until 10/11/2016, without prejudice to the provisions of the sole paragraph of art. 6 of CVM Instruction no. 358/02, with its confirmation or not, as well as other information considered as important, notably on the accounting repercussions of this decision.

The answer of this company should be sent through the IPE module by selecting the Category: Relevant Fact or Category: Market Announcement, Type: Clarifications on CVM/BOVESPA consultation and then the Subject: News published in the media, resulting in the simultaneous file transmission to the BM&FBOVESPA and CVM.

We emphasize the obligation, willing the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire the management and controlling shareholders of the company, in order to ascertain whether they have knowledge of information that should be disclosed to the market. (…)

In the file to be sent the content of the query formulated above should be transcribed before the answer given by this company.

MARKET ANNOUNCEMENT

This request falls within the scope of the Cooperation Agreement, signed by the CVM and BM&FBOVESPA on 12/13/2011, and, in case of non-compliance, may subject this company to the possible application of a punitive fine by the Superintendence of Relations with Companies - SEP of CVM, in accordance with the provisions of CVM Instruction no. 452/07.”

In response to the Official Letter in question, the Company clarifies the following:

1. As stated in the Company's presentation to the market, held in August 2016, during meetings with the Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais – APIMEC (Association of Investment Analysts and Professionals of the Capital Markets), various States of the Federation, duly registered with the Securities and Exchange Commission (CVM) and also available on the Company's website, the net debt/EBITDA managerial indicator of Eletrobras, discounting the non-recurring effects on the ebitda, like, for example, the recognition of existing assets not considered as depreciated on 31 May 2000 (RBSE) of the subsidiaries of electricity transmission that opted for the extension of their concessions provisioned in Law no 12,783/2013, is of 8.2, as of June 30, 2016.

2. However, in the presentation mentioned above, it is noted that the net debt/Ebitda managerial indicator would be of 3.7, disregarding the effect on the Ebitda of the distributors, subsidiaries of Eletrobras, whose transfer of controlling interest, in accordance with the 165th Extraordinary General Meeting, should occur until December 31, 2017.

3. In addition, in the presentation in reference, the Company also said that its Strategic Plan for the period 2016-2020 was under review process and would have as guidelines, among other things: (i) restructuring of the business of distribution, through the transfer of controlling interest of the distributors subsidiaries; (ii) Review of Investments; (iii) Management Efficiency; (iv) reduction of the PMSO (Staff, Equipment, Third Party Services and Others); and (v) Strengthening of the management of investments.

In view of the foregoing, there is nothing new that has not previously been disclosed to the market, through appropriate channels, in accordance with CVM Instruction no. 358/2002.

Rio de Janeiro, October 11, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.